ATLANTIC RESOURCES INC.

#606 – 610 Granville Street

Vancouver, B.C.

V6A 4C9

January 13, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC

20549

Ladies and Gentlemen:

Re:

Atlantic Resources Inc.

Request to Withdraw Post-Effective Amendment No. 1 to

Registration Statement on Form S-1/A (File No. 333-149048)

filed on January 4, 2010

(Accession Number 0001273511-10-000001)

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Atlantic Resources Inc. (the "Registrant"), hereby requests the withdrawal of the Post-Effective Amendment No. 1 to the Registration Statement to Form S-1 (File No. 333-149048) filed with the Securities and Exchange Commission (the "Commission") on January 4, 2010 ("POS AM"), bearing Accession Number 0001273511-10-000001.

Such withdrawal is being requested because the POS AM was improperly filed under File No. 333-149048, instead of under the correct File No. 333-149299.  The Registrant intends to file a post-effective amendment on Form S-1 as soon as possible to rectify the use of the improper file number.

The Company respectfully requests that the Commission grant the request to withdraw the improperly filed POS AM as soon as possible.  If the Commission has any questions or needs any additional information regarding this request, please contact the writer at (604) 568-0059.

Yours truly,

ATLANTIC RESOURCES INC.

Per:

/s/ Raffi Khorchidian

Raffi Khorchidian,

President and CEO